

02040775

FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 333-42695

    A.   Full title of the plan and the address of the plan, if different from that of the issue named below:

       The Middle River Aircraft Systems Hourly Savings Plan
       GE Aircraft Engines, General Electric Company
       One Neumann Way, Mail Drop J-110
       Cincinnati, OH   45215-1988

    B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                 General Electric Company
                 3135 Easton Tumpike
                 Fairfield, CT 06431

/- 00035

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Middle River Aircraft Systems
Hourly Savings Plan

By: _Alice F. Guillott_

Name: Alice F. Guillott
Title: Committee Member,
Benefits Committee for Certain
GE Affiliated Plans

Date: __June 27, 2002__

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Auditors
24	Financial Report



The Middle River Aircraft Systems Hourly Savings Plan

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-42695) of the General Electric Company of our report dated June 26, 2002, relating to the statement of net assets available for plan benefits of The Middle River Aircraft Systems Hourly Savings Plan as of December 31, 2001 and 2000 and related statement of changes in net assets available for plan benefits for the year ended December 31, 2001 and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2001, which report appears in the December 31, 2001 annual report on Form 11-K of the The Middle River Aircraft Systems Hourly Savings Plan.



June 26, 2002





THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

Index

* Schedules required by Form 5500 which are not applicable have not been included.



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the Plan Administrator and Participants of
The Middle River Aircraft Systems Hourly Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Middle River Aircraft Systems Hourly Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Middle River Aircraft Systems Hourly Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) – December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 26, 2002



THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

		2001	2000
Assets:			
Investments, at fair value (note 3):			
Plan interest in Master Trust	$	4,335,881	4,049,433
Participant loans		243,328	170,724
Total investments		4,579,209	4,220,157
Receivables:			
Participant contributions		24,229	15,648
Employer contributions		4,363	2,778
Total receivables		28,592	18,426
Net assets available for plan benefits	$	4,607,801	4,238,583

See accompanying notes to financial statements.

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2001

Additions to net assets attributed to:		
Investment (loss) income:		
Plan interest in Master Trust investment loss (note 3)	$	(463,766)
Interest income		19,150
Total investment loss		(444,616)
Contributions:		
Participant		864,212
Employer		152,746
Total contributions		1,016,958
Total additions		572,342
Deductions from net assets attributed to:		
Benefits paid to participants		(203,124)
Net increase		369,218
Net assets available for plan benefits at:		
Beginning of year		4,238,583
End of year	$	4,607,801

See accompanying notes to financial statements.

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1) Description of the Plan

The following brief description of The Middle River Aircraft Systems Hourly Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is sponsored by The Middle River Aircraft Systems (the Company), a division of General Electric Aircraft Engines (GEAE) whose ultimate parent is General Electric Company (GE). The Plan became effective on January 1, 1998 and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). GEAE purchased the Company from Lockheed Martin Corporation in 1997.

Eligibility

Employees with collective bargaining agreements are eligible for participation in the Plan after completing six months of service with the Company.

Contributions

Subject to limitations imposed by law, participants are permitted to defer up to 16% of their compensation on a pre-tax basis and 17% on an after tax basis. The Company matches 25% of participant contributions up to 6% of eligible compensation.

Investments

The Plans advertisements are held in a Master Trust. Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options currently available from the Master Trust.

The GE Common Stock Fund – This fund primarily invests in GE common stock, with a small portion of the fund held in cash or other short-term investments to provide liquidity.

GE Stable Income Fund – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities through investment in a collective investment fund maintained by State Street Bank and Trust Company for the investment of assets of employee benefit plans qualified under the Internal Revenue Code.

GE Fixed Income Fund – This fund seeks income consistent with preservation of capital. The fund invests primarily in fixed-income securities including government obligations, corporate debt, mortgage- and asset-backed instruments, and money-market instruments.

State Street Global Advisors (SSGA) S&P 500 Index Fund – This fund invests in all 500 stocks that make up the S&P 500 Index in proportion to their weighting in the index. This fund seeks long-term capital appreciation.

4 (Continued)

GE Premier Growth Equity Fund – This Fund seeks long-term growth of capital and future income rather than current income, which the Fund seeks to achieve by investing primarily in growth-oriented equity securities.

GE U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

GE Value Equity Fund – This Fund seeks long-term growth of capital and future income by investing primarily in equity securities of companies with large-sized market capitalizations.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. There is a $50 charge for each loan. Loan transactions are treated as transfers between the respective investment funds and the loan fund.

The period of repayment of any loan is determined by mutual agreement between the plan administrator and the borrower, but such period may in no event exceed 4.5 years from the effective date of the loan unless the loan is used to acquire, construct, reconstruct, or substantially rehabilitate a principal residence, for which a term of up to 15 years may be permissible. Loans are secured by the balance in the participant's account and bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day before the month in which the loan is requested. Principal and interest are paid ratably through payroll deductions.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer matching contributions and earnings thereon. Investment income is reinvested in the same fund in which it is earned. Allocations to each participant's account are based on the proportion of the participant's account to total plan participants' account balances.

Vesting

Participants are immediately 100% vested in their contributions to the Plan, any company contributions and the earnings thereon.

Payment of Benefits

Subject to certain limitations, a participant may withdraw all or a portion of his or her after-tax supplemental contributions, including earnings thereon, by applying to the Plan Committee. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59½ No amounts attributable to employer contributions may be withdrawn while a participant is employed by the Company prior to age 70½. In the case of hardships, a participant may elect to withdraw all or a portion of pre-tax contributions, excluding earnings thereon; after-tax contributions; and rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans.

(Continued)

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, in annual installments.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are held in a Master Trust. The following are the investment valuation and income recognition policies of the Master Trust.

The Master Trust's investments are stated at fair value. All shares of registered investment companies (mutual funds) are valued at quoted market price. Shares of pooled investment funds are stated at fair value which represent the net asset value of shares held by the Master Trust as reported by the investment manager of the fund. GE Common Stock traded on the New York Stock Exchange is valued at the current market price on the last business day of the Plan's year end.

All participant loans are valued at cost which approximates fair value.

Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid to participants.

Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan adopted SFAS No. 133 effective January 1, 2001 and there was no material impact on the Plan's financial statements.

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(3) Interest in Master Trust

Effective January 1, 1998, the Company formed the Master Trust in accordance with a master trust agreement with State Street Bank and Trust Company.

Use of a master trust permits the commingling of various investments that fund Company-sponsored defined contribution plans for investment and administrative purposes. Although assets are commingled in the Master Trust, CitiStreet LLC maintain records for the purpose of allocating contributions and changes in net assets of the Master Trust to participating plans based upon each plan's proportionate interest in the Master Trust.

The following represents the 2001 and 2000 financial information regarding the net assets and investment income of the Master Trust.

		2001	2000
General Electric Company common stock, at fair value	$	15,300,219	17,495,367
Mutual funds, at fair value		8,705,317	8,427,467
Pooled investment fund, at fair value		3,547,365	2,734,021
Short-term investments, at fair value		305,958	365,759
Accrued interest and dividends		73,963	65,152
Receivable for investments sold		36,611	–
	$	27,969,433	29,087,766
Plan's interest in Master Trust	$	4,335,881	4,049,433
Plan's percentage ownership in Master Trust		15.50%	13.92%

The Plan offers a number of investment options including GE common stock and a variety of investment funds, some of which are mutual funds and a pooled investment fund. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associates with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affected the amounts reported in the statements of net assets available for plan benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across seven participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which invests in a single security.

(Continued)

Investment income (loss) from the Master Trust for the year ended December 31, 2001 is summarized as follows:

Net depreciation in the fair value of investments:		
General Electric Company common stock	$	(3,008,114)
Mutual funds		(862,774)
Pooled investment fund		177,779
		(3,693,109)
Interest		15,176
Dividends		484,732
Total	$	(3,193,201)
Plan's interest in investment loss of Master Trust	$	(463,766)

(4)   Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination or partial termination, participants and beneficiaries of the Plan become 100% vested in their account balances.

(5)   Income Tax Status

The Company has not yet obtained a determination letter in which the Internal Revenue Service (IRS) states the Plan is in compliance with the applicable requirements of the Internal Revenue Code (the Code). An application to obtain a determination letter has been prepared and submitted to the IRS for their review. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of Section 401(a) and 401(k) of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(6)   Related Party Transactions (Parties in Interest)

The record keeping functions for the underlying investments held by the Plan are performed by CitiStreet LLC (a State Street Bank and CitiGroup Company) which is party to a joint services agreement with GE Retirement Services, Inc. ("GERS"). GERS is an indirect wholly owned subsidiary of General Electric Company (GE) and an affiliate of the Plan Sponsor.

Certain investments of the Master Trust are shares of mutual funds advised by GE Asset Management Incorporated ("GEAM") and distributed by GE Investment Distributors ("GEID"), affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Master Trust. Certain of the investments of the Master Trust are shares of a pooled investment fund managed and valued by State Street Bank and Trust Company. State Street Bank and Trust Company is also the custodian of the Plan. Another investment in the Master Trust is an investment fund comprised primarily of shares of common stock issued by GE. GE is the ultimate parent of the Plan Sponsor as defined by the Plan.

(Continued)

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor. Alternately, mutual fund and pooled investment fund operation expenses come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

(Continued)

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issue	Description of investment	Current value
* Participant loans	68 loans to participants with interest rates of 5.75% to 10.5%	$ 243,328

* Party in interest as defined by ERISA.

See accompanying independent auditors' report.